Exhibit 99.2

VASTA Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements
Six-months period ended
June 30, 2021

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Six-months period ended June 30, 2021

Consolidated Statement of Financial Position

In thousands of R$, unless otherwise stated

Assets	Note	June 30, 2021	December 31, 2020

Current assets
Cash and cash equivalents	8	335,098	311,156
Marketable securities	9	81,090	491,102
Trade receivables	10	299,060	492,234
Inventories	11	249,451	249,632
Taxes recoverable		18,858	18,871
Income tax and social contribution recoverable		10,297	7,594
Prepayments		29,071	27,461
Other receivables		1,443	124
Related parties – other receivables	20	1,118	2,070
Total current assets		1,025,486	1,600,244

Non-current assets
Judicial deposits and escrow accounts	21	173,377	172,748
Deferred income tax and social contribution	22	116,309	88,546
Property, plant and equipment	12	192,160	192,006
Intangible assets and goodwill	13	4,939,253	4,924,726

Total non-current assets		5,421,099	5,378,026

Total Assets		6,446,585	6,978,270

The accompanying notes are an integral part of this Unaudited Interim Condensed Consolidated Financial Statements

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Six-months period ended June 30, 2021

Consolidated Statement of Financial Position

In thousands of R$, unless otherwise stated

Liabilities	Note	June 30, 2021	December 31, 2020

Current liabilities
Bonds and financing	14	199,405	502,882
Lease liabilities	16	21,732	18,263
Suppliers	15	195,165	279,454
Income tax and social contribution payable		-	1,761
Salaries and social contributions	19	76,666	69,123
Contract liabilities and deferred income	17	30,678	47,169
Accounts payable for business combination	18	18,348	17,132
Other liabilities		6,362	4,285
Other liabilities - related parties	20	33,862	135,307
Loans from related parties	20	-	20,884
Total current liabilities		582,218	1,096,260

Non-current liabilities
Bonds and financing	14	306,546	290,459
Lease liabilities	16	152,634	154,840
Accounts payable for business combination	18	46,853	30,923
Provision for tax, civil and labor losses	21	623,283	613,933
Contract liabilities and deferred income	17	5,227	6,538
Total non-current liabilities		1,134,543	1,096,693

Shareholder's Equity
Share Capital	23	4,820,815	4,820,815
Capital reserve	23	51,183	38,962
Accumulated losses		(142,174)	(74,460)
Total Shareholder's Equity		4,729,824	4,785,317

Total Liabilities and Shareholder's Equity		6,446,585	6,978,270

The accompanying notes are an integral part of this Unaudited Interim Condensed Consolidated Financial Statements

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

For the three-and-six-month periods ended on June 30, 2021 and 2020

Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income

In thousands of R$, except for earnings for share

	Note	April 01, to June 30, 2021	June 30, 2021	April 01, to June 30, 2020	June 30, 2020

Net revenue from sales and services	24	141,135	421,967	120,233	512,651
Sales		127,688	402,572	111,625	500,713
Services		13,447	19,395	8,608	11,938

Cost of goods sold and services	25	(67,547)	(181,529)	(48,422)	(215,755)

Gross profit		73,588	240,438	71,811	296,896
			-44%	-40%	-42%
Operating income (expenses)
General and administrative expenses	25	(97,930)	(207,806)	(83,260)	(182,294)
Commercial expenses	25	(35,584)	(85,093)	(42,803)	(80,596)
Other operating income (expenses)	25	(963)	1,504	1,176	1,988
Impairment losses on trade receivables	10 and 25	(15,599)	(18,208)	(1,264)	(11,583)

(Loss) Profit before finance result and taxes		(76,488)	(69,165)	(54,340)	24,411

Finance result
Finance income	26	5,798	11,261	3,567	8,637
Finance costs	26	(20,773)	(40,488)	(31,861)	(76,545)
		(14,975)	(29,227)	(28,294)	(67,908)

(Loss) before income tax and social contribution		(91,463)	(98,392)	(82,634)	(43,497)

Income tax and social contribution	22	29,266	30,678	27,696	16,204

(Loss) for the period		(62,197)	(67,714)	(54,938)	(27,293)

Total comprehensive loss for the period		(62,197)	(67,714)	(54,938)	(27,293)
Attributable to Controlling

Loss per share

Basic		(0,75)	(0,82)	(0,66)	(0,33)
Diluted		(0,74)	(0,81)	(0,66)	(0,33)

The accompanying notes are an integral part of this Undaudited Interim Condensed Consolidated Financial Statements

Vasta Platform Limited

Unaudited Condensed Consolidated Interim Financial Statements

For the six-month periods ended on June 30, 2021 and 2020

Consolidated Interim Statement of Changes in Equity

In thousands of R$, unless otherwise stated

		Share Capital		Capital Reserve
	Parent Company's Net Investment	Share Capital	Share issuance costs	Share-based compensation reserve (outorgated)	Share-based compensation reserve (vested)	Accumulated losses	Total Equity/ Net Investment

Balances as of December 31, 2019	3,100,083	-	-	-	-	-	3,100,083

Net investments	12,252	-	-	-	-	-	12,252
Share based payment contributions	1,629	-	-	-	-	-	1,629
Net loss for the period	(27,293)	-	-	-	-	-	(27,293)

Balance as of June 30, 2020	3,086,671	-	-	-	-	-	3,086,671

Balance as of December 31, 2020	-	4,961,988	(141,173)	38,962	-	(74,460)	4,785,317

Share based compensation granted and issued (Note 23c)	-	-	-	12,221	-	-	12,221
Share based compensation vested (Note 23a)	-	-	-	(31,043)	31,043	-	-
Net loss for the period	-	-	-	-	-	(67,714)	(67,714)

Balance as of June 30, 2021	-	4,961,988	(141,173)	20,140	31,043	(142,174)	4,729,824

The accompanying notes are an integral part of this Unaudited Condensed Consolidated Interim Financial Statements

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

For the six-month periods ended on June 30, 2021 and 2020

Consolidated Interim Statement of Cash Flows

In thousands of R$ unless otherwise stated

		For the six-months period June 30,
	Notes	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution		(98,392)	(43,497)
Adjustments for:
Depreciation and amortization	12 and 13	98,899	85,618
Impairment losses on trade receivables	10	18,208	6,546
Provision for tax, civil and labor losses	21	(849)	(4,331)
Interest on provision for tax, civil and labor losses	21	10,275	10,564
Provision for obsolete inventories	11	8,647	1,985
Interest on bonds and financing	14 and 26	12,940	39,414
Refund liability and right to returned goods		3,802	(2,256)
Imputed interest on suppliers	26	2,783	3,379
Interest on accounts payable for business combination	18	(623)	39
Share-based payment Expense	23c	12,221	1,629
Interest on lease liabilities	16	8,060	7,592
Interest on marketable securities incurred and not withdrawed	26	(8,077)	-
Disposals of right of use assets and lease liabilities		-	(705)
Residual value of disposals of property, plant and equipment and intangible assets	12 and 13	76	1,415

Changes in		67,970	107,392
Trade receivables	10	176,293	49,044
Inventories	11	(10,831)	3,670
Prepayments		(1,610)	(24,881)
Taxes recoverable		(2,690)	10,192
Judicial deposits and escrow accounts	21	(629)	1,829
Other receivables		(918)	4,325
Suppliers	15	(87,072)	(70,348)
Salaries and social charges	19	7,418	2,231
Tax payable / Income taxes and social contribution		2.064	7,218
Contract liabilities and deferred income	17	(19,239)	399
Other receivables and liabilities from related parties		(94,125)	129,959
Other liabilities		(722)	7,840
Cash from operating activities		35,589	228,870
Income tax and social contribution paid		(1,167)	(5,234)
Interest lease liabilities paid	16	(8,022)	(7,616)
Payment of interest on bonds and financing	14	(12,243)	(17,576)
Payment of provision for tax, civil and labor losses	21	(76)	(6,779)
Net cash from operating activities		14,351	191,665
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	12	(6,344)	(2,166)
Additions to intangible assets	13	(19,468)	(25,701)
Acquisition of subsidiaries net of cash acquired and payments of business combinations		(40,231)	(23,526)
Realization of investment in marketable securities		418,089	-
Net cash from (applied in) investing activities		352,046	(51,393)

CASH FLOWS FROM FINANCING ACTIVITIES

Suppliers - related parties	20	(6,368)	(44,112)
Loans from related parties		-	65,600
Payments of loans from related parties		(20,884)	(29,092)
Lease liabilities paid	16	(10,359)	(5,797)
Parent Company's Net Investment		-	12,252
Payments of bonds and financing	14	(288,087)	-
Payments of accounts payable for business combination	-	(16,757)	-
Net cash applied in financing activities		(342,455)	(1,149)

NET INCREASE IN CASH AND CASH EQUIVALENTS		23,942	139,123

Cash and cash equivalents at beginning of period	8	311,156	43,287
Cash and cash equivalents at end of period	8	335,098	182,410

NET INCREASE IN CASH AND CASH EQUIVALENTS		23,942	139,123

The accompanying notes are an integral part of this Unaudited Interim Condensed Consolidated Financial Statements

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

Notes to the Interim Condensed Consolidated Financial Statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

1.	The Company and Basis of Presentation

1.1	The Company

Vasta Platform Ltd. (herein referred to as the “Company”, or previously named “Vasta Platform”, “Vasta’s Parent Company” or “Business”) is a publicly-held company incorporated in the Cayman Islands on October 16, 2019, with headquarters in the city of São Paulo, Brazil. The Company is a technology-powered education content providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment. Vasta’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

The Company has built a “Platform as a Service,” solution or PaaS, with two main modules: Content & EdTech Platform and Digital Services. The Company’s Content & EdTech Platform combines a multi-brand and tech-enabled array with digital and printed content through long-term contracts with partner schools.

Since July 31, 2020, VASTA Platform Ltd. is a publicly-held company registered with SEC (“The US Securities and Exchange Commission) and its shares are traded on Nasdaq Global Select Market under ticker symbol “VSTA”.

1.2	Corporate reestructuring and business acquisitions

VASTA Platform, from October 11, 2018 until July 23, 2020, was not a separate legal entity. The Business (here mentioned when the company presented its financial statements combined with other entities) comprised combined carved-out historical balances of certain assets, liabilities and results of operations related to the delivery of educational content for private sector basic and secondary education (“K-12 curriculum”) previously carried out by the legal entity Cogna Educação S.A. and its subsidiaries (hereinafter referred to as “Cogna” or “Parent Entity”, or in combination with its subsidiaries, “Cogna Group”).

On October 11, 2018, Cogna (the ultimate Parent Entity) acquired control over Somos Educação S.A (hereinafter referred to as “Somos” or in combination with its subsidiaries, which included Somos Educação S.A. and Somos Sistemas de Ensino S.A (“Somos Sistemas” or “Anglo”) hereinafter referred to as “Somos Group”) for a consideration of R$6.3 billion (the “Acquisition”) comprised of R$5.7 billion in cash and R$0.6 billion which was deposited in a restricted escrow account. In addition, R$ 3.3 billion of this 6.3 billion was allocated to K-12 Business of the Somos Group for purpose of the combined carve-out financial statements. As a result of the Acquisition, VASTA Platform Limited represents the combination of the K-12 curriculum acquired and held by Somos (“Somos – Anglo”) and the K-12 Business held by Cogna (“Pitagoras” (operations included in the legal entity Saber Serviços Educacionais S.A.) or in combination with Somos – Anglo.

As part of an effort to streamline its operations, Cogna Group performed a comprehensive corporate restructuring concluded on December 31, 2019, to enhance the corporate structure (i.e. reducing the number of legal entities in the Cogna Group and improving overall synergies). As all entities that were involved in the corporate restructuring are under common control, this reorganization was accounted for using the historical basis of the related assets and liabilities as recorded by Cogna Group and did result in an overall change in the shareholding structure.

Beginning January 1st, 2020, the business activities were restructured in the legal entity Somos Sistemas de Ensino S.A (“Somos Sistemas”). On January 7, 2020, the Company concluded the acquisition of the entire ownership interest in Pluri. On February 13, 2020, the Company concluded the acquisition of the entire ownership interest in Mind Makers, see Note 5.

On July 23, 2020, prior to the completion of the Initial Public Offiering – IPO, the Board of Directors’ Meeting approved the Contribution Agreement formalizing by Vasta’s Parent Company and the Cogna to contribute 100% of the shares issued by Somos Sistemas held by Cogna to Vasta Platform’s share capital. After the contribution, Somos Sistemas became wholly owned by Vasta’s Parent Company, which, in turn, continued to be controlled by Cogna. In addition, Cogna contributed with shareholders capital on amount R$ 2.426 in cash on July 23, 2020.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

On July 31, 2020 the Company held its public offering at amount of US$ 19.00 per Class A common share, pursuant to the U.S. Securities Act of 1933 (the “Offering”), reaching the total amount of US$ 333,522 (R$ 1,836,317) with the issuance of 18,575,492 Vasta’s class A common shares. The Company incurred incremental costs directly attributable to the public offering in the amount of R$ 141,173, net of taxes.

On November 20, 2020, the Company acquired an ownership interest in Meritt Informação Educacional Ltda. See Note 5.

On March 2, 2021, the Company acquired an ownership interest in Sociedade Educational da Lagoa Ltda.(“SEL”) through its wholly owned subsidiary Somos Sistemas de Ensino S.A. See Note 5.

On May 27, 2021, the Company acquired an ownership interest in Nota 1000 Serviços Educacionais S.A (“Redação Nota 1000”) through its wholly owned subsidiary Somos Sistemas de Ensino S.A.. See Note 5.

The Consolidated Financial Statements are comprise by the following entities, which are all fully owned by Company:

Company	June 30, 2021	December 31, 2020
	Participation %	Participation %
Vasta Platform Ltd. ("Vasta's Parent Company")	100%	100%
Somos Sistemas de Ensino S.A ("Somos Sistemas")	100%	100%
Livraria Livro Fácil Ltda. ("Livro Fácil")	100%	100%
A & R Comercio e Serviços de Informática Ltda. (“Pluri”)	100%	100%
Mind Makers Editora Educacional (“Mind Makers”)	100%	100%
Colégio Anglo São Paulo	100%	100%
Meritt Informação Educacional Ltda (“Meritt”)	100%	100%
Sociedade Educacional da Lagoa Ltda (“SEL”)	100%	-
Nota 1000 Serviços Educacionais S.A ("Redação Nota 1000")	100%	-

1.3	Initiatives carried out by the Company and impacts of Covid-19 pandemic

It is well accepted now that the global Coronavirus (“COVID-19”) pandemic changed the world growth prospects and added risks to Companies in an unprecedent scenario. In Brazil, as elsewhere, government at municipal and state-wide levels-imposed restrictions to contain the contamination, including social distancing, school shutdowns, travel restrictions, lockdowns, closure of non-essential businesses, among others. This caused major disruptions in the economy, affecting supply, demand, and logistics chains, as well as employment and, most importantly, impacting society as a whole.

In response to this scenario, the Company established a Crisis Committee and developed plans to protect the business, the health of its employees and its customer base. We highlight below the main initiatives carried out by the Company since the beginning of COVID-19 pandemy in 2020 up to June 30, 2021:

1) Preserved employees’ health and safety organizing and coordinating remote work, reducing operations or closing down distribution centers and adopting protective equipment and social distancing rules.

2) Ensured educational content and services delivery through online platforms.

3) Implemented measures to ensure adequate liquidity and cash position.

4) Implemented short-term restructuring measures, including but not limited to temporary reduction in wages and working hours, seeking to preserve jobs and payroll continuity.

5) Planned and executed organizational changes, specifically management positions, and operational activies through process review to face with mid-term impact for the post-COVID.

6) Strategic Plan for opportunities generated by the crisis.

7) Philanthropic actions that contributed to mitigate the impacts on COVID-19 on our Company segment; and

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

8) Provided on-line campaigns to promote our products to potential new customers.

9) Negotiated access to credit lines granted to certain customers which have been highly affected by COVID-19, in order to keep sustainable our business network.

As a result of our actions, despite school lockdowns and social distancing restrictions, the majority of our customers have been able to continue providing their educational services through our virtual platforms. As a result, the Company has not recorded any interruption in the sales and service levels contracted by our customers.

Despite continuity of educational services, the continuing restrictions on business are affecting the Brazilian economy and, consequentely, increasing the uncertainty in our operations.

2.	Basis of preparation and presentation of Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Financial Statements of Vasta Platform, the reporting entity, have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations as issued by the International Accounting Standards Board (“IASB”).

a.	Declaration of Compliance and Preparation Basis

The Company’s Interim Condensed Consolidated Financial Statements included in the SEC - 6K Form pertaining to the quarter ended 30 June 2021, encompasses the consolidated interim accounting information prepared pursuant to the “International Accounting Standard (“IAS”) 34 - Interim Financial Reporting”, issued by the International Accounting Standards Board (IASB).

The Company’s management confirms that all relevant information in the interim accounting statements, and only this information, is being disclosed, and it corresponds to the information used in the development of its business management activities. The interim accouInnting information was prepared based on the historical costs, except for certain financial instruments measured by their fair value, as described in the accounting practices.

The main accounting policies used in preparing this consolidated interim accounting information are disclosed in explanatory note No. 4.2 of the Company’s financial statements, pertaining to the fiscal year ended 31 December 2020, issued on 30 April 2021. The same policies apply for comparison of the six-month period ended 30 June 2020, and (ii) practical expedient application to rent concessions in lease contracts which occurred as a direct consequence of the Covid-19 pandemic.

The information on explanatory notes did not go through significant changes in comparison to 31 December 2020, which is why it is not fully presented in this interim accounting information and must, therefore, be read jointly with the last annual financial statement.

b.	Vasta Platform’s Interim Condensed Combined Financial Statements

The Interim Condensed Combined Financial Statements were prepared until July 23, 2020 (completion of corporate restructuring described in note 1.2) which included the three and six-months period ended as of June 30, 2020 were prepared applying the Combined Financial Statements guidance. After July 23, 2020, the Company applied the guidelines presented in the item c.

The Combined Financial Statements have been prepared to present the Business’ historical financial condition, the performance of its operations and its respective cash flows. The Combined Financial Statements materially reflect the financial statements of the “K-12 curriculum” private business as if it were operated as a separate entity from the Parent Entity. The entities that were part of these combined financial statements were Somos Sistemas, Livro Fácil, Colégio Anglo, Mind Makers and Pluri.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

The combined assets, liabilities and results of operations of the Business are based on the historical accounting records of the Parent Entities. The balances in trade receivables, inventories, property plant and equipment, intangible assets and goodwill, suppliers, bonds and financing, provision for risks of tax, civil and labor losses, financial expenses related to said bonds and financing, revenue and costs of goods sold and services relating to the Business were individually identified.

c.	Vasta’s Unaudited Interim Condensed Consolidated Financial Statements

Since July 23, 2020, the Company has prepared the Consolidated Financial Statements which include the accounts of the Company and its subsidiaries. Since all entites were under common control as of the date of the initial public offering, the results for the three and six-months period ended June 30, 2020 are presented as if consolidated for the entire period.

d.	Functional and Presentation Currency

The Interim Condensed Consolidated are presented in thousands of Brazilian Reals (“R$”), which is the Company functional currency. All financial information presented in R$ has been rounded to the nearest thousand, except as otherwise indicated.

e.	Measurement basis

The Interim Condensed Consolidated Financial Statements were prepared based on historical cost, except for certain assets and liabilities that are measured at fair value, as explained in the accounting policies below.

3.	Significant accounting policies

As mentioned in the Note 2.a, the Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2021 should be read in conjunction with Consolidated Financial Statements as of December 31, 2020, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the Consolidated Financial Statements. Therefore, Unaudited Interim Condensed Consolidated Financial Statements focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant. The accounting policies have been consistently applied to all consolidated companies. There are no new accounting policies that could be applicable since January 1, 2021 or early adopted in the Interim Condensed Consolidated Financial Statements.

4.	Use of estimates and judgements

There aren’t changes on such estimates calculation and methodologies applied in judgements even new accounting policies that could be applicable since of January 1, 2021 or earlier adopted in the Interim Condensed Consolidated Financial Statements.

5	Business Combinations

As mentioned in Note 1.2 the Company concluded some acquisitions to improve its portfolio of educational solutions as presented below:

•	January 7, 2020 – Pluri

•	February 13, 2020 – Mind Makers

•	November 20, 2020 - Meritt

•	March 2, 2021 – SEL

•	May 27, 2021 –Redação Nota 1000

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

The Company’ business combinations are described below:

Business Combinations during 2020

A & R Comercio e Serviços de Informática Ltda. (“Pluri”)

On January 7, 2020, the Company concluded the acquisition of the entire ownership interest of Pluri for R$ 26,000. Pluri is an entity based in the State of Pernambuco specialized in solutions such as consulting and technologies for education systems. This acquisition is in line with the Company’s strategy of focusing on the distribution of its operations to another region. The agreement is also subject to certain additional earn-outs, associated with achievements defined in the agreement, such as revenue and profit, that could increase the purchase price by an additional R$ 1,706 over the life of the earn-out period.

Mind Makers Editora Educacional (“Mind Makers”)

On February 13, 2020, the Company concluded the acquisition of the entire ownership interest of Mind Makers, a company that offers computer programming and robotics courses and helps students develop skills relevant to their educational progress, such as coding and product development, as well as entrepreneurial and social and emotiona soft skills including teamwork, leadership and perseverance. The total purchase price was R$ 18,200, R$ 10,000 of which was paid upon signing the agreement, with half of the remaining balance payable in 2021 and the other half of the remaining balance payable in 2022, with the 2021 and 2022 payments subject to certain adjustments. The agreement is also subject to certain additional earn-outs, associated with achievements defined in the agreement, such as revenue and profit, that could increase the purchase price by an additional R$ 5,421 over the life of the earn-out period.

Meritt Informação Educacional Ltda (“Meritt”).

On November 20, 2020, the Company acquired the ownership interest of Meritt Informação Educacional Ltda. in order to improve its current integrated educational platform of educational assessments, which will allow the Company to monitor students’ performance and educational tests in real time, as well as improvements in randomization in test questions and alternatives. The purchase price was R$ 3,500, of which R$ 3,200 was paid in cash and R$ 300 in installments that are still outstanding and accrue contractual charges according to the Interbank rate (CDI). The agreement is also subject to certain earn-outs, that could increase the purchase price by an additional R$4,030 over the life of the earn-out period.

Business Combinations during 2021

Sociedade Educacional da Lagoa Ltda. (“SEL”)

On March 2, 2021, the Company announced the execution by its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”), of a Purchase Agreement to acquire (the “Acquisition”), subject to certain conditions precedent, Sociedade Educacional da Lagoa Ltda. (“SEL”). SEL provides technical and pedagogical services to education platforms, including the maintenance of such platforms, development and improvement of contents and training of professionals. Founded in 1997, SEL currently serves, direct or indirectly, 441 schools, 272 thousand K-12 students and approximately 503 thousand students in the post-secondary and continuing education segment.

The consideration paid was R$ 65,000, of which R$ 38,124 was paid in cash. The remaining balance, R$ 26,876 is subject to certain post-closing price adjustments. The consideration will be divided in installments over a 4-year period (each installment adjusted by the positive variation of 100% of CDI ).

Nota 1000 Serviços Educacionais S.A. (“Redação Nota 1000”)

On May 27, 2021, the Company acquired through its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”) the entity Redação Nota 1000, which provides essay review services as a service platform, through its proprietary software. The Redação Nota 1000’s users may choose their essays reviewed under different approachs as follows: (i) solely by essay-review specialists (manual); (ii) on an automated basis by the company’s software, with a final review by a specialist (semi-automated); or (iii) exclusively on an automated basis by the company’s software. Founded in 2014, Redação Nota 1000 has provided services to over 270 schools and 700,000 students, with more than 1.3 million essays reviewed.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

The consideration was R$ 11,387, of which R$ 4,093 was paid in cash and the remaining balance of R$ 4,644 will be paid in installments with final due date on December 24, 2026 (each installment adjusted by positive variation of 100% of CDI index).

In addition, the Company recognized a contingent consideration of R$ 2,650 subject to certain post-closing price adjustments.

Assets and liabilities involved in the Business Combinations and Consideration transferred

The acquisitions were accounted for using the acquisition method of accounting, i.e. the consideration transferred, and the identifiable assets and liabilities acquired were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

The following table presents the assets and liabilities acquired for each business combination in 2021:

	SEL	Redação Nota 1000	Total of Combination
Current assets
Cash and cash equivalents	1,461	525	1,986
Trade receivables	-	1,327	1,327
Other receivables	180	-	180
Total current assets	1,641	1,852	3,493

Non-current assets
Property and equipment	611	-	611
Other intangible assets (iv)	-	1,099	1,099
Intangible assets - Customer Portfolio (ii)	18,783	-	18,783
Intangible assets - Software (iii)	1,296	5,692	6,988
Total non-current assets	20,690	6,791	27,481

Total Assets	22,331	8,643	30,974

Current liabilities
Suppliers	-	180	180
Salaries and social contributions	1	124	125
Taxes Payable	17	207	224
Income tax and social contribution payable	33	-	33
Other liabilities	-	1,673	1,673
Total current liabilities	51	2,184	2,235

Non-current liabilities
Provision for tax, civil and labor losses	-	908	908
Total non-current liabilities	-	908	908

Total liabilities	51	3,092	3,143

Equity	2,201	(1,240)	961

Total liabilities and Equity	2,252	1,852	4,104

Net assets (A)	22,280	5,551	27,831
Total of Consideration transferred (B)	65,000	11,387	76,387
Goodwill (B – A) (i)	42,720	5,836	48,556

(i) Goodwill is recognized based on expected synergies from combining the operations of the acquirees and of the acquiror, as well as an expected increase in the Company’s market-share due to the penetration of the Company’s products and services in regions where the Company did not operate before. Also, the current tax law allows the deductibility of the acquisition date goodwill and fair value of net assets acquired when a non-substantive action is taken after acquisition by the Company (i.e. when the Company merges or spins off the companies acquired) and therefore the tax and accounting bases of the net assets acquired are the same as of the acquisition date.

(ii) As result of purchase price allocation, the Company identified R$ 18,873, customer portfolio (“SESI”), based on custome portfolio receivales expectancy arounding 8% per year. see Note 13.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

(iii) As result of purchase price allocation, the Company identified R$ 6,988, Educational Software applied in the “SESI” learning system and Writing Correction Software for Education System “Redação Nota 1000, see Note 13.

(iv) As result of purchase price allocation, the Company identified R$ 1,o99, non compete “Redação Nota 1000, see Note 13.

From the date of acquisition to June 30, 2021, SEL and Redação Nota 1000 contributed to the Interim Condensed Consolidated Financial Statements net sales and services in the amount of R$2,442 and 823, respectively, and net profit in the amount of R$ 1,641 and R$ 450, respectively. If the acquisitions had been concluded on January 1, 2021, the Company estimates its combined (include Company and the acquistitions of SEL and Nota 1000) net revenue from sales and services would have been R$ 427,311 and Net loss of R$ (67,883) for the year period June 30, 2021.

6	Financial Risk Management

The Company has a risk management policy for regular monitoring and managing the nature and overall position of financial risks and to assess its financial results and impacts on its cash flows. Counterparty credit limits are also periodically reviewed or whenever the Company identifies significant changes in financial risk.

The economic and financial risks reflect the behavior of macroeconomic variables such as interest rates as well as other characteristics of the financial instruments maintained by the Company. These risks are managed through control and monitoring policies, specific strategies, and limits.

The Company maintained its approach and strong cash and marketable securities position, as well as its treasury policy, during the crisis caused by the COVID-19 pandemic.

a.	Financial risk factors

The Company’s activities expose it to certain financial risks mainly related to market risk, credit risk and liquidity risk. Management and Group’s Board of Directors monitors such risks in line with their capital management policy objectives.

This Note presents information on the Company’s exposure to each of the risks above, the objectives of the Company, measurement policies, and the Company’s risk and capital management process.

The Company has no derivative transactions.

a.	Market risk - cash flow interest rate risk

This risk arises from the possibility of the Company incurring losses because of interest rate fluctuations that increase finance costs related to financing and bonds raised in the market and obligations for acquisitions from third parties payable in installments. The Company continuously monitors market interest rates in order to assess the need to contract financial instruments to hedge against volatility of these rates. Additionally, financial assets also indexed to the CDI and IPCA (broad consumer price index) partially mitigate any interest rate exposures.

Interest rates contracted are as follows:

	June 30, 2021	December 31, 2020	Interest rate
Bonds
Private Bonds – 5th Issuance - serie 1	-	100,892	CDI + 1.15% p.a.
Private Bonds – 5th Issuance - serie 2	103,209	102,868	CDI + 1.00% p.a.
Private Bonds – 6th Issuance - serie 2	207,412	206,733	CDI + 1.70% p.a.
Private Bonds – 7th Issuance – single	194,352	381,850	CDI + 1.15% p.a.
Financing and Lease Liabilities - Mind Makers	978	998	TJPLP + 5% p.a.
Financing and Lease Liabilities	174,366	173,103	IPCA
Accounts Payable for Business Combination	65,201	48,055	100% CDI
Loans from related parties	-	20,884	CDI + 3.57%
	745,518	1,035,383

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

b.	Credit risk

Credit risk arises from the potential default of a counterparty to an agreement or financial instrument, resulting in financial loss. The Company is exposed to credit risk in its operating activities (mainly in connection with trade receivables, see Note 10 and financial activities that includes reverse factoring deposits with banks and other financial institutions and other financial instruments contracted.

The Company mitigates its exposure to credit risks associated with financial instruments, deposits in banks and short-term investments by investing in prime financial institutions and in accordance with limits previously set in the Company’s policy. See (Notes 8 and 9).

To mitigate risks associated with trade receivables, the Company adopts sales policy and analysis of the financial and equity condition of its counterparties. The sales policy is directly associated with the level of credit risk the Company is willing to accept in the normal course of its business.

The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristic.

Furthermore, the Company reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that adequate credit losses are recorded (Note 10). The Company limits its exposure to credit risks associated with financial instruments, bank deposits and financial investments by making its investments in financial institutions for which credit risk is monitored, according to limits previously established in the Company’ policy. When necessary, appropriate provisions are recognized to cover this risk.

c.	Liquidity risk

Covid 19 - Impacts

In order to cover possible liquidity deficiencies or mismatches between cash and cash equivalents and short-term debt and financial obligations, the Company continues to operate with reverse factoring as long as this credit line is offered by banks and accepted by Company suppliers.

This is the risk of the Company not having enough funds and or bank credit limits to meet its short-term financial commitments, due to mismatching terms in expected receipts and payments.

The Company continuously monitors its cash balance and the indebtedness level and implemented measures to allow access to the capital markets, when necessary. It also endeavors to assure they remain within existing credit limits. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets, liabilities and takes into consideration its debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

Cash surplus generated by the Company is handled in short-term deposits being those investments composed by enough liquidity providing to the Company the appropriate undertake with going concern presumption.

The table below presents the maturity of the Company’s financial liabilities.

Financial liabilities by maturity ranges

June 30, 2021	Less than one year	Between one and two years	Over two years	Total
Bonds and financing (Note 14)	199,405	306,546	-	505,951
Lease Liabilities (Note 16)	21,732	30,527	122,107	174,366
Accounts Payable for business combination (Note 18)	18,348	6,832	36,979	62,159
Suppliers (Note 15)	89,406	-	-	89,406
Reverse Factoring (Note 15)	105,759	-	-	105,759
Other liabilities - related parties (Note 20)	33,862	-	-	33,862
	468,512	343,905	159,086	971,503

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

Financial liabilities by maturity ranges

The table below reflects the estimated interest rate based on CDI for 12 months (4,15% p.a) extracted from BACEN (Brazilian Central Bank) on June 30,2021, being its amounts payable for principal and interest based on undiscounted contractual amounts and, therefore, do not reflect the financial position presented as of June 30, 2021:

June 30, 2021	Less than one year	Between one and two years	Over two years	Total
Bonds and financing	207,680	319,268	-	526,948
Lease Liabilities	23,547	33,076	132,303	188,926
Accounts Payable for business combination	19,109	7,116	38,514	64,739
Suppliers	89,406	-	-	89,406
Reverse Factoring	112,729	-	-	112,729
Other liabilities - related parties	33,862	-	-	33,862
	486,333	359,460	170,817	1,016,610

On June 30, 2021, the Company had positive working capital of R$ 443,268 (R$ 503,984 on December 31, 2020) mainly due to suppliers and accounts payables with related parties, such as bonds outstanding, suppliers, loans, and other liabilities.

Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure of the Company, management can make, or may propose to the shareholders when their approval is required, adjustment to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

The Company monitors capital on the basis of the gearing ratio. This ratio corresponds to the net debt expressed as a percentage of total capitalization. Net debt comprises financial liabilities less cash and cash equivalents. Total capitalization is calculated as equity as shown in the consolidated balance sheet plus net debt.

The Company’s main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to other stakeholders and to maintain an optimal capital structure reducing financial costs and maximizing the returns. In addition, the Company monitors adequate financial leverage, and to mitigate risks that may affect the availability of capital in Company development. As a result of the IPO, see Note 1.2, the Company reduced its net debt improving its gearing ratio and adjusting its capital structure aiming to face new capital challenges from COVID-19 and investing in new ventures through acquisitions.

	June 30, 2021	December 31, 2020

Net debt (i)	639,447	1,138,988
Total equity	4,729,824	4,785,317
Total capitalization (ii)	4,090,377	3,646,329
Gearing ratio - % - (iii)	16%	31%

(i)	Net debt comprises financial liabilities (note 7) net of cash and equivalents.

(ii)	Refers to the difference between Equity and Net debt.

(iii)	The Gearing Ratio is calculated based on Net Debt/Total Capitalization.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

Sensitivity analysis

The following table presents the sensitivity analysis of potential losses from financial instruments, according to the assessment of relevant market risks made by Management and presented above.

A probable scenario over a 12-month horizon was used, with a projected rate of 4,15% p.a. as per CDI reference rates disclosed by B3 S.A. (Brazilian stock exchange). Two further scenarios are presented, stressing, respectively, a 25% and 50% deterioration of the projected rates.

	Index - % per year	Balance as June 30, 2021	Base scenario	Scenario I (25%)	Scenario II (50%)
Financial Assets	102,6% of CDI	327,896	13,968	17,418	22,643
Marketable Securities	104% CDI	81,090	3,454	4,307	5,600
		408,985	17,422	21,725	28,243

Accounts Payable for Business Combination	100% of CDI	(65.201)	(2,706)	(3,382)	(4,397)
Lease liabilities	CDI + 1.28%	(174,366)	(7,323)	(9,149)	(11,894)
Bonds and financing	CDI + 1.28%	(505,951)	(21,250)	(26,548)	(34,512)
		(745,518)	(31,279)	(39,079)	(50,803)

Net exposure		(336,533)	(13,857)	(17,354)	(22,560)

Interest Rate -% p.a	-	-	4.15%	5.19%	6.74%
	-	-	-	25%	50%

7	Financial Instruments by Category

The Business holds the following financial instruments:

	Fair Value Hierarchy	June 30, 2021	December 31, 2020
Assets - Amortized cost
Cash and cash equivalents	1	335,098	311,156
Marketable Securities	1	81,090	491,102
Trade receivables	2	299,060	492,234
Other receivables	2	1,443	124
Related parties – other receivables	2	1,118	2,070
		717,809	1,296,686

Liabilities - Amortized cost
Bonds and financing	2	505,951	793,341
Lease liabilities	2	174,366	173,103
Reverse Factoring	2	105,759	110,513
Suppliers	2	89,406	168,941
Accounts payable for business combination	2	65,201	48,055
Other liabilities - related parties	2	33,862	135,307
Loans from related parties	2	-	20,884
		974,545	1,450,144

The Company’s financial instruments are recorded in the Condensed Consolidated Financial Position at amounts that are consistent with their fair values.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

The fair value of financial assets and liabilities was determined based on available market information and appropriate valuation methodologies for each case. However, significant judgment is required to interpret market data and produce the most appropriate estimates of realizable values. Consequently, the estimates of fair value do not necessarily indicate the amounts that could be realized in the current market. The use of different market inputs and/or valuation methodologies could have a material impact on the estimated fair value.

8	Cash and cash equivalents

a.	Composition

The balance of this account comprises the following amounts:

	June 30, 2021	December 31, 2020
Cash	17	13
Bank account	7,185	10,996
Financial investments (i)	327,896	300,147
	335,098	311,156

(i)	The Company invests in a short-term fixed income investment funds with daily liquidity and no material risk of change in value. Financial investments presented an average gross yield of 102,6% of the annual CDI rate on June 30, 2021 (101,7% on December 31, 2020). All investments are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and correspond to the cash obligations for the period.

9	Marketable securities

a.	Composition

	Credit Risk	June 30, 2021	December 31, 2020

Financial bills (LF)	AAA	1,035	149,720
Financial treasury bills (LFT)	AAA	80,055	341,382
		81,090	491,102

The average gross yield of securities is based on 102,6% CDI on June 30, 2021 (104% CDI on December 31, 2020).

10	Trade receivables

The balance of this account comprises the following amounts:

a.	Composition

	June 30, 2021	December 31, 2020
Trade receivables	322,330	501,498
Related Parties (Note 20)	14,628	22,791
( - ) Impairment losses on trade receivables	(37,898)	(32,055)
	299,060	492,234

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

b.	Maturities of trade receivables

	June 30, 2021	December 31, 2020
Not yet due	244,603	425,327
Past due
Up to 30 days	15,996	8,456
From 31 to 60 days	14,953	10,931
From 61 to 90 days	7,310	8,764
From 91 to 180 days	10,097	15,539
From 181 to 360 days	16,121	18,038
Over 360 days	13,250	12,279
Total past due	77,727	74,007

Customers in bankruptcy	-	2,164
Related parties (note 20)	14,628	22,791
Provision for impairment of trade receivables	(37,898)	(32,055)
	299,060	492,234

The gross carrying amount of trade receivables is written off when the Company has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts recoverable are recognized directly in the Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income upon collection.

c.	Impairment losses on trade receivables

The Company measures impairment losses on trade receivables at an amount equal to lifetime expected credit losses (“ECL”) estimated using a provision matrix monthly. This matrix is prepared by analyzing the receivables established each month (in the 12-month period) and the related composition per default range and by calculating the recovery performance. In this methodology, for each default range an estimated loss likelihood percentage is established, which considers current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The Company also recognizes impairment losses on trade receivables at 100% over customers that filed for bankruptcy, based on historical experience, which has indicated that these receivables are generally not recoverable.

The credit risk and expected credit losses associated with amounts due from related parties is not significant.

The following table details the risk profile of trade receivables based on the Company’s provision matrix as of June 30, 2021 and as of June 30, 2020.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

d.	Expected credit losses for aging

	As of June 30, 2021		As of December 31, 2020
	Expected credit loss rate (%)	Lifetime ECL (R$)	Expected credit loss rate (%)	Lifetime ECL (R$)
Not yet due	0.12%	283	0.10%	432
Past due
Up to 30 days	10.97%	1,755	6.19%	523
From 31 to 60 days	19.66%	2,939	12.92%	1,413
From 61 to 90 days	34.29%	2,507	20.64%	1,809
From 91 to 180 days	48.83%	4,930	43.66%	6,785
From 181 to 360 days	81.74%	13,177	51.67%	9,320
Over 360 days	92.88%	12,307	78.26%	9,609
		37,898		29,891
Customers in bankruptcy (i)		-	100.00%	2,164
Impairment losses on trade receivables		37,898		32,055

(i)	At December 31, 2020 the Company’s Management recorded 100% impairment losses from three of its customers that went on bankruptcy. All those corporate customers were national booksellers that were present in the main cities of Brazil and therefore were considered as strategic marketplaces for the sale of our published materials to final customers (students, teachers, and schools). The Company did not identify bankrupt customers with impairment losses in the six-month period ended June 30, 2021.

The following table shows the changes in impairment losses on trade receivables for the six months period ended:

e.	Changes on provision

	June 30, 2021	June 30, 2020
Opening balance	32,055	22,524
Additions	18,966	11,720
Reversals	(758)	(137)
Clients in bankruptcy	-	1,645
Write offs (i)	(12,365)	(5,012)
Closing balance	37,898	30,715

(i)	The Company has assessed credits line alongside its customers, and some credit lines were renegotiated. Due to historical losses and lack of prospects of credit recovery alongside those customers, the Company recognized R$ 12,365 as write-off as of June 30, 2021.

11	Inventories

The balance of this account comprises the following amounts:

a.	Composition

	June 30, 2021	December 31, 2020
Finished products (i)	161,943	168,328
Work in process	54,467	52,322
Raw materials	27,812	20,485
Imports in progress	2,864	2,642
Right to returned goods (ii)	2,365	5,855
	249,451	249,632

(i)	That amounts are net of slow-moving items and net realizable value.

(ii)	Represents the Company’s right to recover products from customers where customers exercise their right of return under the Company’s returns policies, where the Company estimates the volume of goods returned based on experience and foreseen expectations. The right to returned goods provision has been reducing due to changes in the commercial approach alongside with main distributors that allows the Company to be more assertive on sales, even in times of COVID-19.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

Changes in provision for losses with slow-moving inventories, net realizable value and provision for goods returned are broken down as follows:

b.	Changes in provision

	June 30, 2021	June 30, 2020
Opening balance	62,210	69,080
Additions	10,353	5,693
(Reversals)	(1,706)	(3,708)
Inventory losses/destruction (i)	(13,221)	-
Closing balance	57,636	71,065

(i)	Refers substantially to physical books destroyed, previously provisioned, due to indicative of demage or obsolescence caused by changes in the educational content during the schoolyear.

Covid 19 Impacts

The Company assessed its inventories and corresponding accounting estimates and as result of COVID-19 pandemy and did not identify any relevant impact due to obsolescence or depreciation of inventories.

12	Property Plant and Equipment

The cost, depreciation weighted average rates and accumulated depreciation are as follows:

		June 30, 2021			December 31, 2020
	Weighted average depreciation rate	Cost	Accumulated depreciation	Net Book value	Cost	Accumulated depreciation	Net Book value

IT equipment	10% - 33%	29,667	(26,253)	3,414	27,036	(25,557)	1,479
Furniture, equipment and fittings	10% - 33%	37,823	(28,052)	9,771	36,314	(26,406)	9,908
Property, buildings and improvements	5%-20%	52,676	(33,991)	18,685	51,407	(31,429)	19,978
In progress	-	1,785	-	1,785	315	-	315
Right of use assets	12%	253,713	(95,661)	158,052	241,906	(82,033)	159,873
Land	-	453	-	453	453	-	453
Total		376,117	(183,957)	192,160	357,431	(165,425)	192,006

Changes in property plant and equipment are as follows:

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Rights of use of assets	Land	Total
As of December 31, 2020	1,479	9,908	19,978	315	159,873	453	192,006
Additions /Updates (i)	2,524	1,081	869	1,870	15,093	-	21,437
Additions by business combination	107	504	-	-	-	-	611
Disposals / Cancelled contracts	-	(76)	-	-	(3,286)	-	(3,362)
Depreciation	(696)	(1,646)	(2,562)	-	(13,628)	-	(18,532)
Transfers	-	-	400	(400)	-	-	-
As of June 30, 2021	3,414	9,771	18,685	1,785	158,052	453	192,160

(i)	Refers substantially to IFRS 16, new lease agreements of R$ 15,093 which the Company considers it part of its digital learning solutions through computer tablets that have been part of current learning system solutions in a period of COVID 19 pandemy. See the corresponding lease liability in Note 16.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Rights of use assets	Land	Total
As of December 31, 2019	2,486	12,366	19,682	4,538	145,436	453	184,961
Additions (i)	84	362	581	1,139	16,539	-	18,705
Additions by business combination	178	33	-	-	-	-	211
Disposals / Cancelled contracts	(182)	(1,228)	(5)	-	(3,249)	-	(4,664)
Depreciation	(707)	(854)	(2,217)	-	(9,030)	-	(12,808)
Transfers	-	-	-	-	-	-	-
As of June 30, 2020	1,859	10,679	18,041	5,677	149,696	453	186,405

(i)	Refers substantially to IFRS 16, of R$ 16,539 refers to lease contracts previously signed and renewed based on contractual terms. See the corresponding lease liability in Note 16.

Covid 19 Impacts

The Company assesses, at each reporting date, even more with COVID 19 advent, whether there is an indication that a property plant and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There aren’t indications of impairment of property plant and equipment as of June 30, 2021.

13	Intangible Assets and Goodwill

The cost, weighted average amortization rates and accumulated amortization of intangible assets and goodwill comprise the following amounts:

		June 30, 2021			December 31, 2020
	Weighted average amortization rate	Cost	Accumulated amortization	Net Book value	Cost	Accumulated amortization	Net Book value
Software	15%	218,343	(134,410)	83,933	204,213	(120,798)	83,414
Trademarks	5%	631,935	(72,003)	559,932	631,935	(58,349)	573,586
Customer Portfolio	8%	1,132,575	(228,796)	903,779	1,113,792	(184,934)	928,858
Goodwill	-	3,356,361	-	3,356,361	3,307,805	-	3,307,805
Platform content production	33%	64,209	(38,487)	25,722	53,069	(29,248)	23,821
In progress	-	2,185	-	2,185	999	-	999
Other Intangible assets	33%	39,382	(32,041)	7,341	38,283	(32,040)	6,243
		5,444,990	(505,737)	4,939,253	5,350,096	(425,369)	4,924,726

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

Changes in intangible assets and goodwill were as follows:

	Software	Customer Portfolio	Trademarks	Platform content production (i)	Other Intangible assets	In progress (i)	Goodwill (ii)	Total
As of December 31, 2020	83,414	928,858	573,586	23,821	6,243	999	3,307,805	4,924,726
Additions	4,146		-	11,140	-	4,182	-	19,468
Additions by business combination	6,988	18,783	-	-	1,099	-	48,556	75,426
Disposals	-	-	-	-	-	-	-	-
Amorization	(13,611)	(43,862)	(13,654)	(9,239)	(1)	-	-	(80,367)
Transfers	2,996	-	-	-	-	(2,996)	-	-
As of June 30, 2021	83,933	903,779	559,932	25,722	7,341	2,185	3,356,361	4,939,253

(i)	Substantially refers to development of the projects related to Plurall Platform. The Company has invested in changes in its digital platform that include substantially “Plurall Digital Transformation” in the amount of approximately R$ 11,140 million, and project related to learning systems, in the amount of R$ 4,182 million which had its investments accelerated due to education demands created by COVID-19 pandemic.

(ii)	The Company recognized R$ 48,556 as goodwill on SEL and Redação Nota 1000 acquisition, see Note 5.

Covid 19 Impacts

The Company opted to maintain investments in strategic projects and those related to improving the provision of services, given that they are considered essential for long-term growth, and partially reduced investments related to non-strategic projects or administrative area, such as IT projects or improvement in performance indicator reports. The Company will continue to evaluate COVID impacts on its business and cash flow and may postpone its plans to expand through significant acquisitions or investments.

	Software	Customer Portfolio	Trademarks	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2019	76,325	1,010,722	584,035	9,426	4,563	14,051	3,286,263	4,985,385
Additions	9,025	-	-	15,241	906	529		25,701
Additions by business combination	18	4,625	16,060		159	-	16,300	37,162
Amorization	(13,594)	(42,435)	(13,254)	(3,175)	(352)	-	-	(72,810)
As of June 30, 2020	71,774	972,912	586,841	21,492	5,276	14,580	3,302,563	4,975,438

Goodwill impairment test

During the year, the Company evaluated circumstances that could indicate impairment of its goodwill caused by impacts of Covid-19 and carried out a sensitivity analysis in the long-term model and cash flows, including any impacts / risks that could be estimated based on our best estimate of future cash flows. The conclusion of these tests conducted by the Company for the year ended December 31, 2020, showed that no adjustments were required to these assets. Further, the Company assessed the circumstances that could indicate impairment for the six months period ended June 30, 2021 and no impairment indicator was identified.

The Company is comprised of two separate CGUs (each one of its reportable operating segments, as per Note 27), for which the recoverable amount has been determined based on value-in-use calculations, Goodwill is allocated to each CGU as per below:

Content & EdTech Platform	3,345,633
Digital Platform	10,728
3,356,361

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

14       Bonds and financing

The balance of bonds and financing comprises the following amounts:

	December 31, 2020	Payment of interest (i)	Payment (i)	Interest accrued	Transfers	June 30, 2021
Bonds with Related Parties	502,743	(12,215)	(288,000)	12,845	(16,170)	199,203
Finance	139	(28)	(87)	95	83	202
Current liabilities	502,882	(12,243)	(288,087)	12,940	(16,087)	199,405

Bonds with Related Parties	289,600				16,170	305,770
Finance	859				(83)	776
Non-current liabilities	290,459	-	-	-	16,087	306,546

Total	793,341	(12,243)	(288,087)	12,940	-	505,951

(i)	On March 15, 2021, the Company, substantially settled bonds with related parties amounting to R$ 100,000 and R$ 1,488, respectively principal and interest, as follow: 5th Issuance, 1st series – R$ 101,488. In addition, the Company settled only interest on the following bonds: 5th Issuance, 2nd series – R$ 1,451, 6th Issuance, 2nd series – R$ 3,613 and 7th Issuance, single – R$ 5,663. This measure is part of a commitment with shareholders through the IPO. On May 31, 2021, the Company settled partially bonds with related parties amounting to R$ 188,000, principal as follow: 7th issuance single, being the remaining amount to be paid on August 16, 2021. On the financing with Banco de Desenvolvimento de Minas Gerais S.A - BDMG, the Company paid the amount of R$87 and 28, respectively principal and interest.

	December 31, 2019	Additions by business combination	Payment of interest	Interest accrued	Transfers	June 30, 2020
Bonds with Related Parties	440,947	-	(17,576)	23,244	100,097	546,712
Current liabilities	440,947	-	(17,576)	23,244	100,097	546,712

Bonds(i)	1,200,000	-	-	16,170	(100,097)	1,116,073
Finance leases (ii)	-	998	-	-	-	998
Non-current liabilities	1,200,000	998	-	16,170	(100,097)	1,117,071

Total	1,640,947	998	(17,576)	39,414	-	1,663,783

(i)	On November 21, 2018, Mind Makers, which became a subsidiary of the Company in February 2020, entered into a bank credit note in favor of Banco de Desenvolvimento de Minas Gerais S.A – BDMG, for an aggregate amount of R$ 1,676 with a maturity date of November 15, 2026. Tha payment of principal will be made in 72 installments, beginning on December 15, 2020, and ending on November 15, 2026. Interest will accrue at the long-term interest rate, plus 5% per annum, and will be paid on a monthly basis along with payments of principal.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

a.	Bonds’ description

See below the bonds outstanding on June 30, 2021:

Subscriber	Related Parties	Related Parties	Related Parties
Issuance	5th	6th	7th
Serie	Serie 2	Serie 2	Single
Date of issuance	08/15/2018	08/15/2017	08/15/2018
Maturity Date	08/15/2023	08/15/2022	08/16/2021
First payment after	60 months	60 months	36 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financiais charges	CDI + 1,00% p,a,	CDI + 1,70% p,a,	CDI + 1,15% p,a,

Principal amount (in million R$)	100	200	190

b.	Bond’s maturities

The maturities range of these accounts are as follow:

	June 30, 2021
Maturity of installments	Total	%
2021	199,405	39,4%
2022	254,941	50,4%
2023	51,057	10,1%
2024 onwards	548	0,1%
Total non-current liabilities	306,546	60,6%

	505,951	100,0%

c.	Debit commitment

On November 19, 2019, all rights and obligations related to bonds issued by Saber with third parties were transferred to Cogna, under the condition that R$ 1,535,800 of the amounts should be transferred to the Company through the Corporate Restructuring. Through this process, the Company is subject to the following clauses: (i) the acceleration of the other debentures originally issued by Saber; (ii) the grant by the Company of any liens on Company assets or its capital stock; (iii) a change in control by Cogna of Saber’s subsidiaries, subject to certain exceptions. Additionally, the Company has agreed until the maturity of the private debentures that: (i) it will allocate at least 50% of the use of proceeds from any liquidity event to repay such debentures; (ii) it will not obtain any new loans unless the proceeds of such loans are directed to repay its debentures with Cogna; and (iii) the Company will not pledge shares and/or dividends.

The Company complied with all debit commitment in the period applicable on June 30, 2021 and December 31, 2020.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

15	Suppliers

The balance of this account comprises the following amounts:

a.	Composition

	June 30, 2021	December 31, 2020
Local suppliers (ii)	68,342	128,639
Related parties (note 20)	14,617	20,985
Copyright	6,447	19,317
Reverse Factoring (i)	105,759	110,513
	195,165	279,454

(i)	Some of the Company’s domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Company to financial institutions without right of recourse, in a transaction characterized as “Reverse Factoring”. The Company charged interest over the payment term at a rate that is commensurate with its own credit risk. The reverse factoring presents maturity dates from one year.

(ii)	The decrease in outstanding balances of suppliers amounts is due to schoolyear seasonality being all editorial costs and correlated obligations usually initiated in July/August and completed in December of the same year.

16	Lease liabilities

The lease agreements have an average term of 7 years and weighted average rate of 14.32% p.a.

	June 30, 2021	June 30, 2020
Opening balance	173,103	153,714
Additions for new lease agreements (i)	15,093	16,539
Cancelled contracts	(3,481)	(3,359)
Renegotiation - COVID-19 impact	(28)	(595)
Interest	8,060	7,592
Payment of interest	(8,022)	(7,616)
Payment of principal	(10,359)	(5,797)
Closing balance	174,366	160,478

Current liabilities	21,732	13,035
Non-current liabilities	152,634	147,443
	174,366	160,478

(i)Refers to new lease agreements which the Company has embed part of its digital learning solutions in the computer tablets being part of them which the Company has embed part of its digital learning solutions in the computer tablets. Those lease agreements (digital learning) refer to lease terms of 36 months, with rates negotiated in the range from 10,3% p.a to 10,88% p.a.

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture) are recognized on a straight-line basis in rent expenses for the period and are not included in lease liabilities. Fixed and variable lease payments, including those related to short-term contracts and to low-value assets, were the following for the six months periods ended June 30, 2021 and 2020:

	For the period ended June 30
	2021	2020
Fixed Payments	18,381	5,797
Payments related to short-term contracts and low value assets, variable price contracts (note 25)	11,404	5,334
	29,785	11,131

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

17	Contract liabilities and deferred income

	June 30, 2021	December 31, 2020
Refund liability (i)	27,585	42,005
Sales of 'employees' payroll (iii)	1,565	2,348
Deferred income in leaseback agreement (ii)	6,137	6,665
Other contract liabilities	618	2,689
	35,905	53,707

Current	30,678	47,169
Non-current	5,227	6,538
	35,905	53,707

(i) Refers to the customers right to return products.

(ii) In March 2018, the predecessor Somos-Anglo entered into a sales and leaseback agreement of a property located at Avenida João Dias in the city of São Paulo in the amount of R$ 25,500. This transaction included deferred income of R$ 9,104, which has been appropriated according to the lease term of the property (120 months).

(iii) Refers to deferred income related to the sale of a 5-year exclusivity to process our Company employees’ payroll to Banco Itaú for R$ 7,000 thousand, in August 2017. This income is recognized in the Income Statement through straight-line basis throughout the contract term as “Other Operating income” as the Company believes that the rights of exclusivity are transferred to Itaú over the 5-year period.

18	Accounts payable for business combination

	June 30, 2021	December 31, 2020
Pluri	3,154	12,817
Mind Makers	11,837	15,000
Livro Fácil	13,658	15,907
Meritt	3,121	4,331
SEL (i)	26,128	-
Redação Nota 1000 (ii)	7,303	-
	65,201	48,055

Current	18,348	17,132
Non-current	46,853	30,923
	65,201	48,055
(i)	Refers to the SEL acquisition (see note 5).

(ii)	Refers to Redação Nota 1000 acquisition (see note 5).

The change in the balance is as follows:

	June 30, 2021	December 31, 2020
Opening balance	48,055	10,941
Additions	76,387	58,857
Payment	(58,974)	(26,389)
Interest adjustment	(623)	1,568
Others	356	3,078
Closing balance	65,201	48,055

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

The maturity years of such balances as of June 30, 2021 are shown in the table below:

	As of June 30, 2021		As of December 31, 2020
Maturity of installments	Total	%	Total	%
2021	18,348	28.1	17,132	35.7

2022	6,832	10.5	13,811	28.7
2023	22,623	34.7	17,112	35.6
2024	13,761	21.1	-	-
2025	595	0.9	-	-
2026	3,042	4.7	-	-
Total non-current liabilities	46,853	71.9	30,923	64.3

	65,201	100.0	48,055	100.0

19	Salaries and Social Contribution

	June 30, 2021	December 31, 2020
Salaries payable	26,090	15,891
Social contribution payable (i)	23,460	30,511
Provision for vacation pay and 13th salary	23,437	15,920
Provision for profit sharing (ii)	18	5,880
Others	3,661	921
	76,666	69,123

(i)	Refers to the effect of social contribution over restricted share unit’s compensation plans issued on July 31 and November 10, 2020. The Company records the taxes over the shares on monthly basis according to the Company’s share price.

(ii)	The provision for profit sharing is based on qualitative and quantitative metrics determined by Management. In 2020, some metrics were reviewed over COVID 19. The provision for profit sharing was settled in the second quarter from 2021.

20	Related parties

As presented in note 1, the Company is part of Cogna Group and some of the Company’s transactions and arrangements involve entities that pertain to the Cogna Group. The effect of these transactions is reflected in this Consolidated Financial Statements, with these related parties segregated by nature of transaction measured on an arm’s length basis and determined by intercompany agreements and approved by the Company’s Management. Furthermore, all of them are settled in cash, except for certain intangibles described in item 20(d).

The balances and transactions between the Company and its affiliates have been eliminated in the Company’s Consolidated Financial Statements. The balances and transactions between related parties are shown below:

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

	June 30, 2021
	Other receivables (i)	Trade receivables (Note 10 and 20c)	Indemnification asset (note 20b)	Other payments (ii)	Suppliers (note 15)	Bonds (note 14)
Acel Adminstração de Cursos Educacionais Ltda	-	930	-	-	29	-
Anhanguera Educacional Participacoes SA.	-	413	-	-	-	-
Centro Educacional Leonardo Da Vinci SS	-	42	-	-	4	-
Cogna Educação S.A.	-	-	155,665	2,601	-	504,973
Colégio Ambiental Ltda	-	436	-	-	40	-
Colégio JAO Ltda.	-	887	-	-	-	-
Colegio Manauara Lato Sensu Ltda.	-	1,709	-	-	24	-
Colégio Motivo Ltda.	-	-	-	-	-	-
Colegio Visao Eireli	-	229	-	-	7	-
Conlégio Cidade Ltda	-	142	-	-	15	-
Curso e Colégio Coqueiro Ltda	-	321	-	-	20	-
ECSA Escola A Chave do Saber Ltda	-	223	-	-	-	-
Editora Atica S.A.	-	784	-	15,210	6,312	-
Editora E Distribuidora Educacional S.A.	-	436	-	15,351	88	-
Editora Scipione S.A.	-	303	-	630	749	-
Educação Inovação e Tecnologia S.A.	13	-	-	-	-	-
Escola Mater Christi Ltda.	-	74	-	-	112	-
Escola Riacho Doce Ltda	-	129	-	-	53	-
Maxiprint Editora Ltda.	-	-	-	-	28	-
Nucleo Brasileiro de Estudos Avançados Ltda	-	246	-	-	-	-
Papelaria Brasiliana Ltda	-	518	-	-	-	-
Pitagoras Sistema De Educacao Superior Ltda.	-	76	-	-	-	-
Saber Serviços Educacionais S.A.	5	1,671	-	-	744	-
Saraiva Educacao S.A.	798	1,158	-	-	5,013	-
SGE Comercio De Material Didatico Ltda.	-	0	-	-	660	-
Sistema P H De Ensino Ltda.	-	1,730	-	-	121	-
Sociedade Educacional Alphaville Ltda	-	147	-	-	-	-
Sociedade Educacional Doze De Outubro Ltda.	-	165	-	-	38	-
Sociedade Educacional NEODNA Cuiaba Ltda	-	74	-	-	-	-
Sociedade Educacional Parana Ltda.	-	47			8
Somos Educação S.A.	-	-	-	1	-	-
Somos Idiomas SA	53	-	-	-	-	-
Somos Operações Escolares S.A.	-	1,339	-	34	61	-
SSE Serviços Educacionais Ltda.		399			488
Others	249	-	-	35		-
	1,118	14,628	155,665	33,862	14,617	504,973

(i)	Refers to other receivables related to cost sharing agreements where substantially Saber Serviços Educacionais (“Saber”), a Cogna Group entity. The Company provides services and learning systems to Cogna Group entities.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

(ii)	Refers substantially to “Reverse Factoring” contracts. As mentioned in the note 1.2 – Corporate Restructuring and Business Acquisitions - the Company concluded the carve-out process on December 31, 2019, as consequence some contracts with certaing suppliers were kept in the entities carved-out (Editoria Atica; Editoria Scipione and Editora E.Distribuidora Educacional) as manner of avoid early contract termination as consequence of carve-out. Therefore, throughout 2020 all reverse factoring liabilities were settled by those entities alongside suppliers and subsequently those commintements were paid by the Company through related parties transacions. Since January 1st, 2021 all new commitments related to the reverse factoring have been done by the Company alongside its suppliers, see note 15, and the remaining supplier financing amount on June 30, 2021 are due to the reverse factoring transactions untill December 31, 2020.

	December 31, 2020
	Other receivables	Trade receivables (Notes 10 and 20.c)	Indemnification asset (Note 20b)	Other payments	Loans (i)	Suppliers (Note 15)	Bonds (Note 14)
Acel Adminstração de Cursos Educacionais Ltda	-	2,899	-	-	-	36	-
Anhanguera Educacional Participacoes SA.	-	413	-	-	-	-	-
Centro Educacional Leonardo Da Vinci SS	-	63	-	-	-	-	-
Cogna Educação S.A.	-	-	153,714	1,354	20,884	-	691,451
Colégio Ambiental Ltda	-	315	-	-	-		-
Colégio JAO Ltda.	-	772	-	-	-	-	-
Colegio Manauara Lato Sensu Ltda.	-	2,838	-	-	-	173	-
Colégio Motivo Ltda.	-	1,250	-	-	-	249	-
Colegio Visao Eireli	-	115	-	-	-	-	-
Conlégio Cidade Ltda	-	155	-	-	-		-
Curso e Colégio Coqueiro Ltda	-	188	-	-	-		-
ECSA Escola A Chave do Saber Ltda	-	435	-	-	-		-
Editora Atica S.A.	-	1,193	-	72,158	-	7,392	-
Editora E Distribuidora Educacional S.A.	-	528	-	9,547	-	89	-
Editora Scipione S.A.	-	414	-	13,408	-	1,386	-
Educação Inovação e Tecnologia S.A.	-	-	-	229	-	0	-
EDUFOR Serviços Educacionais Ltda	-	10	-	-	-		-
Escola Mater Christi Ltda.	-	216	-	-	-	104	-
Escola Riacho Doce Ltda	-	253	-	-	-		-
Maxiprint Editora Ltda.	13	367	-	-	-	26	-
Nucleo Brasileiro de Estudos Avançados Ltda	-	391	-	-	-		-
Papelaria Brasiliana Ltda	-	1,478	-	-	-		-
Pitagoras Sistema De Educacao Superior Ltda.	-	127	-	-	-	-	-
Saber Serviços Educacionais S.A.	1,686	3,710	-	-	-	2,658	100,892
Saraiva Educacao S.A.	-	804	-	36,454	-	8,010	-
SGE Comercio De Material Didatico Ltda.	-	6	-	41	-	661	-
Sistema P H De Ensino Ltda.	-	2,348	-	2,116	-	163	-
Sociedade Educacional Alphaville Ltda	-	190	-	-	-		-
Sociedade Educacional Doze De Outubro Ltda.	-	231	-	-	-	36	-
Sociedade Educacional NEODNA Cuiaba Ltda	-	101	-	-	-		-
Somos Idiomas SA	79	-	-	-	-	-	-
Somos Operações Escolares S.A.	292	980	-	-	-	-	-
	2,070	22,791	153,714	135,307	20,884	20,985	792,343

(i)	Unitll December 31, 2020 the Company held loan with Cogna Educação S.A. on amount of R$ 20,884 being paid on January 21, 2021.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

	Six months ended June 30, 2021				Six months ended June 30, 2020
Transactions held:	Revenues	Finance costs (i)	Cost Sharing (note 20d)	Sublease (note 20f)	Revenues	Finance costs	Cost Sharing (note 20d)	Sublease (note 20f)

A & R Comercio e Serviços de Informática Ltda (“Pluri”)	-	-	-	-	6,167	-	-	-
Acel Administracao De Cursos Educacionais Ltda.	976	-	-	-	138	-	-	-
Centro Educacional Leonardo Da Vinci SS	41	-	-	-	-	-	-	-
Cogna Educação S.A.	-	12,845	-	-	-	576	-	-
Colégio Ambiental Ltda	353	-	-	-	-	-	-	-
Colégio Cidade Ltda	81	-	-	-	-	-	-	-
Colegio JAO Ltda.	469	-	-	-	-	-	-	-
Colégio Manauara Lato Sensu Ltda.	543	-	-	-	371	-	-	-
Colégio Motivo Ltda.	35	-		-	372	-	-	-
Colégio Visão Ltda	225	-	-	-	-	-	-	-
Cursos e Colégio Coqueiros Ltda	199	-	-	-	-	-	-	-
Ecsa Escola A Chave Do Saber Ltda.	106	-	-	-	77	-	-	-
Editora Atica S.A.	1,496	-	3,016	2,862	5,394	198	11,989	5,436
Editora E Distribuidora Educacional SA.	-	-	15,443	-	1,834	-	18,594	1,554
Editora Scipione SA.	707	-	-	-	704	-	-	-
Escola Mater Christi	35	-	-	-	-	-	-	-
Escola Riacho Doce Ltda	39	-	-	-	-	-	-	-
Maxiprint Editora Ltda.	-	-	-	-	583	-	-	-
Nucleo Brasileiro de Estudos Avancados Ltda	63	-	-	-	-	-	-	-
Papelaria Brasiliana Ltda	46	-	-	-	-	-	-	-
Saber Serviços Educacionais S.A.	152	-	-	-	796	-	-	-
Saraiva Educacao SA.	1,727	-	-	1,549	1,776	-	-	1,686
Sistema P H De Ensino Ltda.	1,841	-	-	-	2,984	-	-	-
Sociedade Educacional Alphaville SA	140	-	-	-	-	-	-	-
Sociedade Educacional Doze De Outubro Ltda	173	-	-	-	89	-	-	-
Sociedade Educacional Neodna Cuiaba Ltda.	149	-	-	-	181	-	-	-
Sociedade Educacional Parana Ltda.	-	-	-	-	543	-	-	-
SOE Operações Escolares SA.	444	-	-	-	-	39,414	-	-
Somos Educação S.A.	-	-	-	-	-	984	-	-
Somos Idiomas Ltda	-	-	-	136	-	-	-	-
Somos Operações Escolares SA.	243	-	-	-	-	-	-	-
SSE Serviços Educacionais Ltda.	125	-	-	-	-	-	-	-
Others	-	-	-	-	238	-	-	186
	10,408	12,845	18,459	4,547	22,247	41,172	30,583	8,862

(i)	Refers to debentures interest; see Note 14. Until June 30, 2020 there were not debentures .

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

a.	Suppliers and other arrangements with related parties

The Company, as consequence of carve-out process on December 31, 2019 kept reverse factoring operations (specifically raw material purchases with Group Cogna’s affiliates) until then owner of assets and liabilities. After the carve-out process on January 1, 2020, the Company assumed those commitments. However, the Company took into account the fact that those contracts would last one year or least after the carve-out data basis, and the cost and benefit of transferring the contracts from the Group Cogna’s affiliates to the Company would be higher than keep them with Group Cogna. As consequence, the Management decided to reimburse the Cogna Group for those expenses inasmuch as the contracts expirated. On June 30, 2021 part of those commitments added up R$ 33,862 (R$ 135,307 as of December 31, 2020). As of December 31, 2020, the Company has settled remaining contracts committed with Related Parties orderly and the Cogna Group has been transferring the remaining services and current contracts to the Company.

b.	Guarantees related to contingencies acquired through past business combination

In December 2019, the Company and Cogna Group signed the agreement to legally bind the indemnification from the seller in connection with the acquisition of Somos by Cogna Group, in order to indemnify the Company for any and all losses that may be incurred related to all contingencies or lawsuits events related to the Predecessor up to the maximum amount of R$ 155,7 million as of June 30, 2021 (R$ 153,7 million as of December 31, 2020). See Provision for risks of tax, civil and labor losses and judicial deposits and escrow account footnote (note 20).

c.	Trade receivables

The Company and its subsidiaries provide learning systems, textbooks, and complementary educational solutions to the Cogna Group substantially composed by schools, publisher, language schools and stationary shops. All sales and services provided are based on intercompany contracts and its commercial conditions, which include price, margin and payment terms, and were determined in arms-length condition.

d.	Cost sharing agreements with related parties

The Company expensed certain amounts based on an apportionment from Cogna Group related to shared services, including the shared service center, IT expenses, propriety IT systems and legal and accounting activities, and shared warehouses and other logistic activites based on agreement. Those expenses, R$ 18,459 for the six months period ended June 30, 2021 (R$ 30,583 for the six months period ended June 30, 2020) are related to these apportionments.

e.	Brand and Copyrights sharing agreements with related parties

In November and December 2019, the Company and its related parties entered into brand and copyrights sharing agreements with related parties, as follows:

(i)	On November 6, 2019, the Company entered into a trademark license agreement (as amended in 2020) with EDE whereby Company was granted at no cost rights to use related to the trademark “Pitágoras.” This agreement is valid for a period of 20 years, automatically and successively renewable for the same period.

(ii)	On November 11, 2019, the Company and EDE (Cogna Group’s Parent Company) entered into a copyright license agreement whereby EDE agreed to grant a license, at no cost, to Company, for commercial exploitation and use of copyrights related to the educational platform materials. This agreement is valid for three years.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

(iii)	On December 6, 2019, the Company also entered into two trademark license agreements (as amended in 2020) whereby the rights to use related to certain trademarks, such as “Somos Educação”, “Editora Atica”, “Editora Scipione,” “Atual Editora,” “Par Plataforma Educacional,” “Sistema Maxi de Ensino,” “Bilingual Experience,” “English Stars” and “Rede Cristã de Educação,” were granted at no cost to certain related parties. This agreement is valid for a period of 20 years, automatically and successively renewable for the same period. On June 30, 2021 all those commitments have been renewed with related parties at no cost.

f.	Lease and sublease agreements with related parties

The Company and its related parties also shared the infrastructure of leased warehouses and other properties, which are direct expenses of the Cogna Group. The expenses related to these lease payments were recognized in the consolidated financial statements according to assumptions defined by Management based on utilization of these properties by the Company.

However, as part of its corporate restructuring (Note 1), the Company entered into lease and sublease agreements with its related parties on December 5, 2019, to continue to share these leased warehouses and other properties, as follows:

f.1	Commercial lease agreement

Lessee Entity	Counterpart lease agreement (Lessor)	Monthly payments	Maturity	Rate	State of the property in use
Somos Sistemas de Ensino S.A.	Editora Scipione S.A.	R$35	60 months from the agreement date	Inflation index	Pernambuco (Recife)
Somos Sistemas de Ensino S.A.	Editora Ática S.A.	R$30	60 months from the agreement date	Inflation index	Bahia (Salvador)

f.2	Commercial sublease agreement

Entity (Sublessor)	Counterpart sublease agreement (Sublessee)	Monthly payments	Maturity	Rate	State of the property in use
Editora e Distribuidora Educacional S,A (“EDE”)	Somos Sistemas de Ensino S.A.	R$ 390	September 30, 2025	Inflation index	São Paulo (São Paulo)
Somos Sistemas de Ensino S.A.	Editora Ática S.A.	R$439	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	SGE Comércio de Material Didático Ltda, (“SGE”),	R$15	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Somos Idiomas S.A.	R$ 3	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Saraiva Educação S,A, (“Sariva”)	R$ 113	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Livraria Livro Fácil Ltda,(“Livro Fácil”)	R$ 82	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Editora e Distribuidora Educacional S,A (“EDE”)	R$ 43	September 30, 2025	Inflation index	São Paulo (São José dos Campos)

The income from these lease and sublease agreements with related parties were recognized in the Interim Condensed Consolidated Financial Statements as of June 30, 2021 in the amount of R$ 4,547 (R$ 8,862 for the six months period ended June 30, 2020).

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

g.	Compensation of key management personnel

Key management personnel include the members of the Board of Directors, Audit Committee, the CEO and the vice-presidents, for which the nature of the tasks performed were related to the activities of the Company.

For the six months period ended June 30, 2021, key management compensation, including charges and variable compensation added up R$ 4,517 (R$ 3,292 for the six months period ended June 30, 2020). The Audit Committee and Board of Directors were stablished in July 2020 as IPO outcome.

For the Company management members, the following benefits are granted: healthcare plan, share-based compensation plan, discounts on monthly tuition of K-12 in the Cogna Group’s schools, besides discounts over the Company’ own products.

See below the key management’s person remuneration by nature:

a)	Short term benefits - Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus, and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, The short-term benefits for the six-month period ended June 30, 2021 amounted to R$ 1,508 (R$ 1,663 for the six months period ended June 30, 2020), including payroll charges.

b)	Long-term benefits - The Company offered also to certain key management personnel payment based in its restricted shares units - ILP, amount that added up R$ 3,009 for the six-month period ended June 30, 2021 (R$ 1,629 for the six-month period ended June 30, 2020) including payroll charges.

The Key management personnel compensation expenses comprised the following:

	June, 30 2021	June, 30 2020
Short-term employee benefits (i)	1,508	1,663
Share-based compensation plan (ii)	3,009	1,629
	4,517	3,292

(i)	The Company, as a result of COVID-19, has been reviewed some short-term benefits not based on legal obligation, for example bonus based on performance to key management personnel. Therefore, the expense over those short-term benefit has been reversed.

(ii)	Refers substantially to share-based compensation plan, considered as ILP which included payroll charges.

h.	Guarantees related to finance

According to Note 14, on November 21, 2018, Mind Makers entered into a bank credit note in favor of Banco de Desenvolvimento de Minas Gerais S.A. – BDMG, for an aggregate amount of R$1,676 with maturity on November 15, 2026. A personal lien to secure this bank credit note was granted by certain individuals, including, our Chief Executive Officer.

21	Provision for tax, civil and labor losses and Judicial deposits and escrow accounts

The Company classifies the likelihood of loss in judicial/administrative proceedings in which it is a defendant. Provisions are recorded for contingencies classified as probable loss and in an amount that Management, in conjunction with its legal advisors, believes is enough to cover probable losses or when related to contingences resulting from business combinations.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

In connection with the acquisition of Somos Group (Vasta’s predecessor) by Cogna Group, provisions for contingent liabilities assumed by Cogna were recognized when potential non-compliance with labor and civil legislation arising from past practices of subsidiaries acquired were identified. Thus, at the acquisition date, Cogna reviewed all proceedings whose responsibility were transferred to assess whether there was a present obligation and if the fair value could be measured reliably. The contingent liabilities are composed as follows:

a.	Composition

	June 30, 2021	December 31, 2020
Proceedings whose likelihood of loss is probable
Tax proceedings (i)	585,000	575,724
Labor proceedings (ii)	6,591	6,591
	591,591	582,315

Liabilities assumed in Business Combination
Labor proceedings (ii)	31,385	31,305
Civil proceedings	307	313
	31,692	31,618

Total of provision for tax, civil and labor losses	623,283	613,933

(i) Primarily refers to income tax positions taken by Somos (Vasta Predecessor) and the Company (Sucessor) in connection with a corporate restructuring held by the predecessor in 2010. In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with unfavorable jurisprudence on a similar tax case also reached in 2018, the Company reassessed this income tax position and recorded a liability, including interest and penalties.

(ii) The Company is a party to labor demands, which mostly refer to proportional vacation, salary differential, night shift premium, overtime, social charges, among others. There are no individual labor demands with material values that require specific disclosure.

The changes in provision for the six-months period ended June 30, 2021 and 2020 were as follows:

	December 31, 2020	Additions	Reversals	Interest	Total effect on the result	Payments	June 30, 2021

Tax proceedings	575,724	405	-	8,871	9,276	-	585,000
Labor proceedings	37,896	1,114	(2,357)	1,394	151	(72)	37,976
Civil proceedings	313	7	(18)	10	(1)	(4)	307
Total	613,933	1,526	(2,375)	10,275	9,426	(76)	623,283

Reconciliation with profit or loss for the period
Finance expense	-	-	(10,275)
General and administrative expenses	(1,121)	2,375	-
Income tax and social contribution	(405)	-	-
Total	(1,526)	2,375	(10,275)

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

	December 31, 2019	Additions	Reversals	Interest	Total effect on the result	Payments	June 30, 2020
Tax proceedings	557,783	-	(773)	10,329	9,556	-	567,339
Labor proceedings	51,193	1,226	(5,095)	233	(3,636)	(6,762)	40,795
Civil proceedings	31	375	(64)	2	313	(17)	327
Total	609,007	1,601	(5,932)	10,564	6,233	(6,779)	608,461

Reconciliation with profit or loss for the period
Finance expense	-	-	(10,564)
General and administrative expenses	(1,601)	5,932	-
Income tax and social contribution	-	-	-
Total	(1,601)	5,932	(10,564)

b.	Judicial Deposits and Escrow Accounts

Judicial deposits and escrow accounts recorded as in non-current assets are as follows:

	June 30, 2021	December 31, 2020
Tax proceedings	2,067	2,004
Indemnification asset -Former owner	1,996	2,003
Indemnification asset – Related Parties (i)	155,665	153,714
Escrow-account (ii)	13,649	15,027
	173,377	172,748

(i) Refers to an indemnification asset from the seller in connection with the acquisition of Somos (Vasta’s Predecessor) by Cogna Group (Vasta’s Parent Company) and recognized at the date of the business combination, in order to indemnify the Company for any and all losses that may be incurred in connection with all contingencies or lawsuits, substantially tax proceedings related to business combinations up to the maximum amount of R$155,665 (R$ 153,714 on December 31, 2020). See Note 20. This asset is indexed to CDI (Certificates of Interbank Deposits).

(ii) Refers to guarantees received as a consequence of business combinations, in connection with contingencies whose likelihood of loss is probable, and for which the former owners are liable. According to the Sale Agreement, these former owners will reimburse the Company in case payments are required and if those contingencies materialize.

22.	Current and Deferred Income Tax and Social Contribution

Income tax expense is recognized at an amount determined by multiplying the profit (loss) before tax for the interim reporting period by the Company best estimated of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of a certain items recognized in full in the interim period. As such, the effective rate in the unaudited interim condensed consolidated financial statements may differ from the Consolidated estimate of the effective tax rate for the annual financial statements. The Company effective tax rate for the period ended June 30, 2021 and 2020 were 31% and 37% respectively (Combined nominal statutory rate of income tax and social contribution is 34%).

23	Shareholder’s Equity

23a. Share Capital

As mentioned in the note 1.2, the Board of Directors’ Meeting approved the Contribution Agreement formalizing by Vasta’s Parent Company and the Cogna to contribute 100% of the shares issued by Somos Sistemas held by Cogna to Vasta Platform’s share capital. After the contribution, Somos Sistemas became wholly owned by Vasta’s Parent Company, which, in turn, continued to be controlled by Cogna. In addition, Cogna contributed with shareholders capital on amount R$ 2,426 in cash on July 23, 2020, which added by 100% Somos Sistemas Contribution.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

After accounting for the new Class A common shares issued and sold at the IPO, the Company had a total of 83,011,585 common shares issued and outstanding immediately following offering, 64,436,093 of these shares were Class B common shares beneficially owned by Cogna (which holds 97.2% of the combined voting power of our outstanding Class A and Class B common shares), and 18,575,492 of these shares are Class A common shares (which hold 2.8% of the combined voting power of our outstanding Class A and Class B common shares). As a result, Cogna continues to control the outcome of all decisions at our shareholders’ meetings and to elect a majority of the members of our board of directors.

On June 22, 2021 the Board of Directors approved the issuance of 337,132,00 Class A common shares, par value US$0.00005 per share. The Company share capital after the issuance shall be 83,348,717 of which 64,436,093 are Classe B shares held by Cogna Group and 18,912,624 shares held by others.

The Company Shareholders Agreement authorizes to the Board of Directors to grant restricted share units to certain executives and employees and other service providers with respect to up to 3% (three per cent) of issued and outstanding shares of the Company. Thus, on June 22, 2021 the Company granted the following Class A shares to certain employees and executives:

	Class A	Class B
	Shares (units)	Shares (units)	Total

December 31, 2020	18.575.492	64.436.093	83.011.585

Remuneration

Bonus IPO (i)	298.268		298.268
ILP exercised (ii)	300		300
Premium recognised (iii)	38.564		38.564

June 30, 2021	18.912.624	64.436.093	83.348.717

See below the Company description for each restricted share unit plan vested and its corresponding changes disclosed in the Consolidated Interim Statement of Changes in Equity, specifically in the “Share based compensarion reserved (vested)” financial statement line.

(i)	The Company issued 298.298 shares class A unit’s as part of Bonus IPO remuneration, which were eligible executives and employees. The referred shares units represented R$ 29,124 (net of withholding taxes) previously provisioned at Share Based Compensation Reserves (outorgated) and transferred to the Share Based Compensation Reserves (vested) – exercised in the Consolidated Interim Statement of Changes in Equity. The Bonus IPO is conditioned to 1-year lockup period expiring in July 2021. The corresponding labour charges amounted to R$ 21,456.

(ii)	As result of carve-out process, as described in the Note 1.2, part of Cogna executives and employees (eligible) were transfered to the Company. Those eligibles were part of the Cogna Plan and had its plans migrated to the Vasta ILP Plan, as described in the Note 23a. In as much as that eligible exercise it plan, the Company deliveries a fixed quantity of shares units to them. The amount provisioned previously at Share Based Compensation Reserves (outorgated) in the Consolidated Interim Statement of Changes in Equity in June 30, 2021 is R$ 58 and that were transferred to the Share based compensation reserves (vested) – exercised. The corresponding labour charges amounted to R$ 70.

(iii)	The Company remunerated part of its executives based on restricted shares units. The amount provisioned and paid was R$ 1,919 (net of withholding taxes), see Share Based Compensation Reserves (outorgated) and subsequently vested to the Share based compensation reserves (vested) being R$ 1,538 corresponding to labour charges.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

The Company shareholders on June 30, 2021 are as follows:

	In units
Company Shareholders	Class A	Class B	Total

Cogna Group		64.436.093	64.436.093
Free Float	18.912.624		18.912.624

em (%)	22,69%	77,31%	83.348.717

23b.	Earning per share

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year. The Company considers the diluted earnings per share, the number of common shares calculated added by the weighted average number of common shares that should be issued upon conversion of all dilutive potential shares into common shares; potential dilutive shares were deemed to have been converted into common shares at the beginning of the period.

	April 01, to June 30, 2021	June 30, 2021	April 01, to June 30, 2020	June 30, 2020

Loss Attributable to Parent Entity	(62,197)	(67,714)	(54,938)	(27,293)

Weighted average number of ordinary shares outstanding (thousand) (i)	83,068	83,068	83,012	83,012

Effects of diluition from ordinary potential shares- weighted averaged (thousand)

Share based- compensation ("Long term Plan") (ii)	829	829	-	-
Share based - compensation ("Bonus IPO") (ii)	-	-	-	-
Share based plan Migrated Cogna to Vasta (iii)	22	22	-	-
			-	-
Total dilution effect	851	851	-	-

Basic earning (loss) per share - R$	(0,75)	(0,82)	(0,66)	(0,33)

Diluted earning (loss) per share - R$	(0,74)	(0,81)	(0,66)	(0,33)

(i) The Company does not change its number of voting rights since the IPO on July 31, 2020. On June 30, 2021 the company considered the number of shares added up by events described in the Note 23.b.

(ii) Refers to the share-based payments plans (“ILP”) and Bonus IPO, see item “Vasta Share Units Plan”.

(iii) Refers to the Cogna Plan migrated to the Vasta Plan as restructuring in 2020.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

23c.	Capital reserve - Share-based compensation (outorgated)

The Company as of June 30, 2021 had 2 (two) share based compensation plans and 1 (one) bonus plan paid in share restricted units, being:

a)	Cogna Plan - On September 3, 2018, Cogna Group´ stockholders approved a restricted share-based compensation plan, on which may be granted rights to receive a maximum number of restricted shares not exceeding 19,416,233 shares, corresponding to 1.18% of the Cogna Group’s total share capital at the Plan’s approval date, excluding shares held in treasury on such date. This program should be wholly settled with the delivery of the Cogna shares. Cogna Group´s obligation to transfer the restricted shares under the Plan, in up to 10 days from the end of the vesting period, is contingent upon the continuing employment relationship of the employee or officer, as appropriate, for a period of three years from the date the respective agreement is signed. The number of outstanding restricted shares as of June 30, 2021 was 155,919 (155,919 as of June 30, 2020) and the grant date fair value was 10.58. The effect of events on compensation in the Interim Condensed Consolidated Statement of Profit or Loss for the six months period ended June 30, 2021 was of R$ 3,009 including labor charges (R$ 1,629, including labor charges for the six months period ended June 30, 2020).

b)	Long Term Investment – (“ILP”) – Refers to two tranches outorgated being the first issued on July 23, 2020 and November 10, 2020. The Company compensates part of its employees and management. This plan will grant up to 3% of the Company’s class A share units. The Company will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at market value quoted on the grant date, the plan presents vesting period corresponding to 5 years added by expected volatility of 30%, and it will be settled with Company shares, all taxes and contributions being paid by the Company without additional costs to employees and management. This program should be wholly settled with the delivery of the shares. The effect of events on share based compensation in the Interim Condensed Consolidated Statement of Profit or Loss for the six months period ended June 30, 2021 was of R$ 9,917 (being R$ 10,302 in the Equity and a credit of R$ 385 as labor charges in the liability, due to share price fluctuation).

c)	Bonus paid in share restricted units – “Premium recognized” - The Company outorgated and vested 38.564 shares on April 12, 2021 to certain members of management based on performances recognized. This program was be wholly settled with the delivery of the shares. The amount provisioned and paid was R$ 1,919 (net of withholding taxes), being R$ 1,538 corresponding to labour charges.

24	Net Revenue from sales and Services

The breakdown of net sales of the Company for the six months periods ended June 30, 2021 and 2020 is shown below. The revenue is broken down into the categories the Company believes depict how and the nature, amount, timing and uncertainty of revenue through provisions as follows:

	April 01, to June 30, 2021	June 30, 2021	April 01, to June 30, 2020	June 30, 2020
Learning Systems
Gross revenue	128,658	291,789	108,491	299,774
Deductions from gross revenue
Taxes	(10)	(24)	163	(47)
Discounts	(2,732)	(5,162)	(6,112)	(21,922)
Returns	(27,286)	(41,844)	(6,473)	(12,479)
Net revenue	98,630	244,759	96,069	265,326

Textbooks
Gross revenue	31,571	85,938	10,945	146,368
Deductions from gross revenue			-
Taxes	(977)	(1,289)	(43)	(428)
Discounts		-	-	-
Returns	(15,210)	(26,919)	(997)	(24,828)
Net revenue	15,384	57,730	9,905	121,112

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

	April 01, to June 30, 2021	June 30, 2021	April 01, to June 30, 2020	June 30, 2020
Complementary Education Services
Gross revenue	8,390	39,573	1,824	34,713
Deductions from gross revenue			-
Taxes	(396)	(436)	(15)	(500)
Discounts	-	-	-	-
Returns	(3,962)	(5,903)	(97)	(1,197)
Net revenue	4,033	33,223	1,712	33,016
Other services
Other services (i)
Gross revenue	9,051	15,106	9,486	15,925
Deductions from gross revenue			-
Taxes	(343)	(450)	(1,260)	(1,754)
Discounts	-	-	-	-
Returns	-	-	-	-
Net revenue	8,708	14,656	8,226	14,171

Total Content & EdTech
Gross revenue	177,669	432,406	130,746	496,780
Deductions from gross revenue
Taxes	(1,725)	(2,199)	(1,155)	(2,729)
Discounts	(2,732)	(5,162)	(6,112)	(21,922)
Returns	(46,457)	(74,667)	(7,567)	(38,504)
Net revenue	126,755	350,378	115,912	433,625
Digital Services
Total Digital Services
Gross revenue	15,431	74,525	7,325	84,627
Deductions from gross revenue			-
Taxes	(443)	(1,565)	(87)	(1,895)
Discounts	-	-	-	-
Returns	(608)	(1,371)	(2,917)	(3,706)
Net revenue	14,380	71,589	4,321	79,026

Total
Gross revenue	193,100	506,931	138,071	581,407
Deductions from gross revenue
Taxes	(2,168)	(3,764)	(1,242)	(4,624)
Discounts	(2,732)	(5,162)	(6,112)	(21,922)
Returns(ii)	(47,065)	(76,038)	(10,484)	(42,210)
Net revenue	141,135	421,967	120,233	512,651

Sales	127,688	402,572	111,625	500,713
Service	13,447	19,395	8,608	11,938
Net revenue	141,135	421,967	120,233	512,651

(i)	Refers also to revenue from sales of textbooks used in preparatory courses for university admission exams.

(ii)	Refers to sales returns caused substantially in the Learning Systems.Those returns have increased due to expectancy of some schools reopening as result of vaccination rollout in the 1st quarter (period of schools enrollment) and effectively vaccination performance in Brazil during the 2nd quarter (period of enrollment confirmation). Due to delays in vaccination campaign some schools’ postponement its reopening.

The Company applies the practical expedient described in paragraph 121.b of IFRS 15 and, therefore, does not disclose information about its remaining performance obligations because the Company has a right to consideration from its customers in an amount that corresponds directly to the value to the customer of the Company’s performance completed to date.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

a.	Seasonality

The Company’s revenue is subject to seasonality since the main deliveries of printed materials and digital materials to customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials delivered in the fourth quarter are used by customers in the following school year and, therefore, fourth quarter results reflect the growth in the number of students from one school year to the next, leading to higher revenue in general in the fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of revenue generally produces higher revenue in the first and fourth quarters of our fiscal year. In addition, the Company generally bills its customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half. A significant part of the Company’s expenses is also seasonal. Due to the nature of the business cycle, the Company needs significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of the teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year. Purchases through the Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

25	Costs and Expenses by Nature

	April 01, to June 30, 2021	June 30, 2021	April 01, to June 30, 2020	June 30, 2020
Salaries and payroll charges	(65,692)	(135,846)	(63,778)	(125,899)
Raw materials and productions costs	(26,654)	(79,458)	(27,981)	(152,621)
Editorial costs	(10,406)	(30,374)	(2,354)	(16,793)
Depreciation and amortization	(50,314)	(98,899)	(43,534)	(85,618)
Copyright	(7,737)	(24,848)	(6,055)	(28,006)
Advertising and publicity	(15,645)	(41,145)	(23,760)	(43,846)
Utilities, cleaning and security	(9,333)	(14,367)	(1,831)	(9,377)
Rent and condominium fees	(1,627)	(11,404)	(515)	(5,334)
Third-party services	(9,660)	(18,637)	(3,877)	(8,374)
Travel	(1,117)	(2,249)	(1,656)	(5,854)
Consulting and advisory services	(348)	(11,462)	(4,570)	(12,992)
Impairment losses on trade receivables (i)	(15,599)	(18,208)	3,773	(6,546)
Material	(702)	(1,265)	(449)	(960)
Taxes and contributions	(838)	(1,223)	(320)	(762)
Reversal of the provision for tax, civil and labor losses	109	849	3,852	5,877
Provision for obsolete inventories	(3,809)	(8,647)	(4,311)	(1,985)
Income from lease and sublease agreements with related parties	2,712	4,547	1,617	8,862
Other income, net	(963)	1,504	1,176	1,988
	(217,623)	(491,132)	(174,573)	(488,240)

Cost of sales and services	(67,547)	(181,529)	(48,422)	(215,755)
Commercial expenses	(35,584)	(85,093)	(42,803)	(80,596)
General and administrative expenses	(97,908)	(207,806)	(83,260)	(182,294)
Impairment loss on accounts receivable	(15,599)	(18,208)	(1,264)	(11,583)
Other operating (expense) income, net	(963)	1,504	1,176	1,988
	(217,623)	(491,132)	(174,573)	(488,240)

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

26	Finance result

	April 01, to June 30, 2021	June 30, 2021	April 01, to June 30, 2020	June 30, 2020
Finance income
Income from financial investments and marketable securities	4,779	8,077	782	1,364
Other finance income	1,019	3,184	2,785	7,273
	5,798	11,261	3,567	8,637

Finance costs
Interest on bonds and financing (i)	(6,863)	(12,940)	(14,468)	(37,106)
Imputed interest on suppliers	(1,331)	(2,783)	(4,119)	(8,894)
Bank and collection fees (ii)	(822)	(2,497)	(1,468)	(8,446)
Interest on provision for tax, civil and labor losses	(4,591)	(10,275)	(4,924)	(10,564)
Interest on Lease Liabilities	(4,039)	(8,060)	(3,866)	(7,592)
Other finance costs	(3,128)	(3,933)	(3,016)	(3,943)
	(20,773)	(40,488)	(31,861)	(76,545)

Financial Result (net)	(14,975)	(29,227)	(28,295)	(67,909)

(i) Refers to the Bonds with related parties, which include Cogna Educação S.A (“Cogna”), which the principal and interests are being paid, which have reduced the interest charges.

(ii) Refers substantially to bank and collection fees incurred in connection with certain bank transactions for example, IPO cash remittance from the USA to Brazi l and bank fees related to Bank settlements.

27	Segment Reporting

Information reported to the Chief Operating Decision Maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on revenue, “profit (loss) before finance result and tax”, assets and liabilities segregated by the nature of the services provided to the Company’ customers. Thus, reportable segments are: (i) Content & EdTech Platform; and (ii) Digital Platform,

The Content & EdTech platform derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complementary educational services,

The Digital Platform aims to unify the entire school administrative ecosystem, enabling private schools to aggregate multiple learning strategies and help them to focus on education, through the Company’s physical and digital e-commerce platform (Livro Fácil) and other digital services. The operations related to this segment initiated with the acquisition of Livro Fácil,

Due to the nature of the Company’s e-commerce platform, the Content & EdTech Platform segment sells its printed and digital content to the Digital Platform segment. These transactions are priced on an arm’s length basis and are to be settled in cash. However, the eliminations made in preparing the consolidated financial statements are included in the measure of the segment’s profit or loss that is used by the CODM, and therefore the amounts presented herein are net of such intrasegment transactions.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

The following table presents the Company’s revenue, its reconciliation to “profit (loss) before finance result and tax”, assets and liabilities by reportable segment. No other information is used by the CODM when assessing segment performance:

	April 01, to June 30, 2021
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	126,754	14,381	141,135
Cost of goods sold and services	(57,429)	(10,118)	(67,547)

Operating income (expenses)
General and administrative expenses	(96,249)	(1,681)	(97,930)
Commercial expenses	(34,869)	(714)	(35,584)
Other operating income, net	856	(1,819)	(963)
Impairment losses on trade receivables	(15,599)	-	(15,599)
Profit before finance result and taxes	(76,536)	48	(76,488)

Assets	6,312,485	134,100	6,446,585
Current and non-current liabilities	1,661,222	55,539	1,716,761

	June 30, 2021
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	350,378	71,589	421,967
Cost of goods sold and services	(134,296)	(47,233)	(181,529)

Operating income (expenses)
General and administrative expenses	(198,059)	(9,747)	(207,806)
Commercial expenses	(73,707)	(11,384)	(85,093)
Other operating income, net	1,504	-	1,504
Impairment losses on trade receivables	(18,208)	-	(18,208)
Profit before finance result and taxes	(72,388)	3,224	(69,165)

Assets	6,312,485	134,100	6,446,585
Current and non-current liabilities	1,661,222	55,539	1,716,761

	April 01, to June 30, 2020
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	115,912	4,321	120,233
Cost of goods sold and services	(54,824)	6,402	(48,422)

Operating income (expenses)
General and administrative expenses	(85,267)	2,007	(83,260)
Commercial expenses	(32,299)	(10,504)	(42,803)
Other operating income, net	1,176	-	1,176
Impairment losses on trade receivables	(477)	(787)	(1,264)
Profit before finance result and taxes	(55,779)	1,439	(54,340)

Assets	6,114,413	124,513	6,238,926
Current and non-current liabilities	3,015,204	137,051	3,152,255

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

	June 30, 2020
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	433,624	79,027	512,651
Cost of goods sold and services	(142,177)	(73,578)	(215,755)

Operating income (expenses)
General and administrative expenses	(170,267)	(12,027)	(182,294)
Commercial expenses	(70,081)	(10,515)	(80,596)
Other operating income, net	1,988	-	1,988
Impairment losses on trade receivables	(10,796)	(787)	(11,583)
Profit before finance result and taxes	42,291	(17,880)	24,411

Assets	6,114,413	124,513	6,238,926
Current and non-current liabilities	3,015,204	137,051	3,152,255

The Segments’ profit represents the profit earned by each segment without finance results and income tax expense. This is the measure reported to the CODM for the purpose of resource allocation and assessment of segment performance.

The Company operates in Brazil, with no revenue from foreign customers. Additionally, no single customer contributed ten per cent or more to the Company and Segments revenue for the six months periods ended on June 30, 2020 and 2021.

28	Non-cash transactions

Non-monetary transactions for the six-month period ended June 30, 2021 and 2020 are, respectively: (i) Additions of right of use of assets and leasing in the amount of R$ 15,093 and R$ 16,540 (Note 12), and, (ii) Disposals of contracts of right use and leasing in the amount of R$ 3,481, R$ 3,360 (Note 16) and accounts payable assumed in SEL acquisition R$ 27,876 and Redação Nota 1000 R$ 4,093 (see note 5).

29	Subsequent events

In July 30, 2021, the General Shareholder Meeting approved the first issue of simple debentures (“bonds”), not convertible into shares, unsecured, in a single series, by Somos Sistemas de Ensino S.A., in the amount of up to R$500,000 (five hundred million reais), divided into 500,000 bonds (five hundred thousands) on the date of issue, with a face value of R$ 1,000 (one thousand reais) with the last stallment to paid on August 13, 2024. The bonds will be subject to public distribution with restricted placement efforts, pursuant to CVM Instruction No 476/ 2009, as amended, and remaining applicable regulations of the issue and the restricted offer.

The issue has the objective of reinforcing the capital structure of the company and its subsidiaries, and of extending the Company debt maturity profile. The bonds will be entitled to compensatory interest of 100% (one hundred percent) of the accumulated variation of the average daily rates of the DI Interbank Deposits, over extra-group, plus a surcharge (spread) corresponding to 2.30%. In addition, those Bonds are subjected to certain covenants based on the Company financial measurements.

On August 1, Somos Sistemas de Ensino S.A. acquired 100% of EMME – Produções de Materiais em Multimídia (“EMME”). EMME provides educational marketing solutions for schools, through a license of its “software as a service” platform. Before the acquisition, EMME was already a Vasta’s strategic partner through the basic package offering to the partner schools. Founded in 2005, EMME has provided services to over 1.500 schools.

The consideration paid was R$ 15,317, of which R$ 3,063 was paid in cash. The remaining balance, R$ 12,304 is subject to certain post-closing price adjustments. The consideration will be divided in installments over a 4-year period (each installment adjusted by the positive variation of 100% of IPCA).

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2021

30	Approval of Financial Statements

The Interim Condensed Consolidated Financial Statements six-months period ended June 30, 2021 were approved by the Executive Board on August 13, 2021.